Exhibit 1

PRESS RELEASE

Nasdaq grants extension to Borqs Technologies until final determination from a hearing scheduled for August 27, 2020

Santa Clara, California, August 3, 2020 – Borqs Technologies, Inc. (Nasdaq: BRQS), (the “Company”, or “Borqs”), a global leader in embedded software and products for the Internet of Things (IoT) industry, announced that on July 28, 2020, the Nasdaq Hearings Panel granted the Company’s request to extend the automatic 15-day stay of suspension from The Nasdaq Stock Market LLC (“Nasdaq”), pending the hearing scheduled for August 27, 2020 and a final determination regarding the Company’s listing status. As previously disclosed, on July 9, 2020, Nasdaq staff had notified the Company that it had determined to delist it as the Company had failed to comply with Nasdaq’s filing requirements set forth in Listing Rule 5250(c)(1) because it had not filed its Form 20-F for the year ended December 31, 2019.

The Company will present a definitive plan and achievable schedule for filing of the Form 20-F to regain compliance.

The Nasdaq Hearings Panel has decided to maintain the status quo of the Company’s shares and permit trading to continue on the Nasdaq Capital Market stock exchange pending the hearing and the outcome of our August 27th, 2020 compliance plan.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Forward-Looking Statements and Additional Information

The information above includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein are forward-looking statements. These forward-looking statements may be identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. These forward-looking statements represent the Company’s current expectations or beliefs concerning future events, and it is possible that the results described in this release will not be achieved. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified in this release or as disclosed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Factors that could cause actual results to differ from the Company’s expectations include the risk that the panel will not grant the Company’s request to attempt to regain compliance with the Rule; uncertainties relating to the ability of the Company to cure any delinquencies in compliance with the Rule due in part to potential continued quarantine and travel restrictions on the Company’s personnel and auditors related to the COVID-19 pandemic; risk relating to the substantial costs and diversion of personnel’s attention and resources due to these matters; risk that the Company’s ordinary shares could be delisted from the Nasdaq Capital Market and other factors described in the Company’s filings with the SEC. As a result of these factors, actual results may differ materially from those indicated or implied by forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors.

Investor Contact:

Sandra Dou

Director of Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com